SECU 19005777

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Feb 26 2019
Washington, DC

SEC FILE NUMBER
8-69379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICG CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 SOUTH COLLEGE STREET, SUITE 1610
(No. and Street)

CHARLOTTE	NC	28244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT UPTON (704) 332-1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPA's PC
(Name – *if individual, state last, first, middle name*)

3535 ROSWELL ROAD, SUITE 32	ATLANTA	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond *unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, SCOTT UPTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICG CAPITAL SECURITIES, LLC, as of FEBRUARY 19, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 26 2019
Washington, DC

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ICG Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICG Capital Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of ICG Capital Securities, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of ICG Capital Securities, LLC 's management. Our responsibility is to express an opinion on ICG Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2019

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

ASSETS

CURRENT ASSETS	
Cash	$ 2,438,613
Accounts receivable - trade	18,468
Prepaid expenses	912
TOTAL CURRENT ASSETS	2,457,993
FIXED ASSETS, net	7,573
OTHER ASSETS	
Refundable deposits	4,617
TOTAL OTHER ASSETS	4,617
TOTAL ASSETS	$ 2,470,183

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable - trade	$ 15,127
Accrued payroll	80,860
Accrued profit sharing	110,000
Deferred income	375,000
Deferred rent	1,191
TOTAL CURRENT LIABILITIES	582,178
LONG-TERM LIABILITIES	
Deferred rent	1,623
TOTAL LONG-TERM LIABILITIES	1,623
TOTAL LIABILITIES	583,801
MEMBER'S EQUITY	
Member's equity	1,886,382
TOTAL MEMBER'S EQUITY	1,886,382
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,470,183

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed as a North Carolina limited liability company in October 2013 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is in the business to sell private place offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations

The Company maintains its cash balances in one financial institution located in Charlotte, North Carolina. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. At times during the year, the Company maintained a balance in excess of the FDIC limit. As of December 31, 2018, the Company had approximately $2,190,000 in uninsured cash balances. The top 3 customers comprise 61% of revenue.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

S Corporation – Income Tax Status

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

As of December 31, 2018, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Management has determined collectability of accounts receivable is reasonably assured. The Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older. The Company does not deem an allowance necessary as of December 31, 2018.

Property and Equipment

Property and equipment are stated at cost. For financial reporting, depreciation is computed using the straight-line method and the Modified Accelerated Cost Recovery System is used for tax purposes. The following are the useful lives of assets by category:

Office and computer equipment	5-7 years
Furniture and fixtures	5-7 years

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2019, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue Recognition

Revenues from contingent based services are recognized when the contingency no longer exists; typically, when the transaction closes. Non-refundable retainers are recognized as revenue when the Company fulfills the obligation to the customer and are applied against transaction fees upon closing, if applicable.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Adoption of New Accounting Standard

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company's services that fall within the scope of ASC 606 are recognized as revenue as the Company satisfies its obligation to the customer. Refer to Note G Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy generally accepted accounting procedures and may not be comparable to current year presentation.

NOTE B – LEASED FACILITIES

In November 2015, the Company entered into a new office lease. The new lease is for five (5) years and three (3) months commencing November 5, 2015 and ending February 28, 2021. The monthly rent started at $2,308 and is scheduled to escalate to $2,598 per month in December 2019. For 2018, total rent expense was $27,955. The following reflects the future minimum lease payments required under the new lease for future fiscal years:

2019	$ 30,350
2020	31,180
2021	5,197
Total	$ 66,727

NOTE C – PROPERTY AND EQUIPMENT

The Company reported $685 of depreciation expense for 2018. Property and equipment are depreciated over a five to seven-year useful life and consists of the following as of December 31, 2018:

Office furniture and computer equipment	$ 8,960
Less: Accumulated depreciation	(1,387)
Total fixed assets, net	$ 7,573

NOTE D –REGULATORY REQUIRMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

NOTE E – COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2018, or during the year then ended.

NOTE F – CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or liabilities divided by 15 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio may change from day to day, but as of December 31, 2018, were as follows:

Net capital $1,854,812
Excess net capital $1,815,890
Net capital ratio (ratio of indebtedness to capital) 0.31 to 1

NOTE G –REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company primarily earns revenue from contingent sell-side security transactions which are based on a fixed fee schedule and are recognized as income when the transaction closes. In addition, the Company generates revenue from consulting services related to buy-side security transactions and other merger and acquisition services.

As of December 31, 2018, the Company had $375,000 in deferred revenue related to twelve customer engagements that were not closed at the end of the year.

NOTE H – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

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3/22/19